FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829   Facsimile: 604-434-8823



08004104

July 24, 2008

SUPPL

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Marketwire.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

/dc

Encl.



FANCAMP EXPLORATION LTD.

RECEIVED
2008 AUG-4 A 7:23
CORPORATE FINANCE OF INTERNATIONAL

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829   Facsimile: 604-434-8823
Web site: www.fancampexplorationltd.ca

NEWS RELEASE

FANCAMP GRANTS OPTION

July 24, 2008

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

Fancamp Exploration Ltd. (TSX Venture Exchange - FNC): The Company wishes to announce that it is granting director and officer incentive stock options to purchase up to a total of 750,000 common shares in its capital stock, at a price of $1.90 per share, exercisable on or before July 23, 2013. The options were granted pursuant to the Company's incentive stock option plan, under which a maximum of 10 percent of the issued and outstanding common shares are reserved for issuance. Shares issuable upon exercise of the incentive stock options are subject to a 4 month TSX Venture Exchange hold period, commencing on the date the incentive stock options are granted.

The Company also wishes to point out that the McFauld's Lake drill program is on schedule to begin before month end.

The closing price of the Company's shares on July 23, 2008 was $1.89.

The above is subject to acceptance by the TSX Venture Exchange.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172
Web site: www.fancampexplorationltd.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

END